Exhibit (a)(5)

COLLECTORS UNIVERSE COMMENCES DUTCH AUCTION TENDER OFFER
TO REPURCHASE UP TO 1.75 MILLION SHARES OF ITS OUTSTANDING COMMON STOCK

NEWPORT BEACH, CA – June 2, 2009 – Collectors Universe, Inc. (NASDAQ: CLCT), a leading provider of value-added authentication and grading services to dealers and collectors of high-value collectibles, today announced that it is commencing a modified Dutch Auction tender offer to purchase for cash up to 1,750,000 shares of its common stock, $.001 par value (including associated preferred share purchase rights issued under the Rights Agreement dated as of January 9, 2009 between the Company and StockTrans, Inc., as the Rights Agent), at a price per share of not less than $5.00 and not greater than $5.40, for a maximum aggregate purchase price of approximately $9,450,000.  The closing price of the Company’s stock was $4.55 on June 1, 2009, the last trading day preceding the commencement of the tender offer.

The mid point of the purchase range of $5.20 represents a 14.3% premium over the closing price of the Company’s stock of $4.55 on June 1, 2009.  In addition, the mid point of the purchase range of $5.20 represents a premium over the volume weighted average price of the Company’s shares over the previous 15 business days of 17.1% and a premium over the volume weighted average price of the Company’s shares over the previous 30 business days of 24.4%.

The Company expects the tender offer to expire at 12:00 Midnight, Eastern Time, on July 2, 2009, unless extended or withdrawn. The Company intends to fund this tender offer with cash on hand.  At March 31, 2009, the Company had approximately $20.8 million of cash and cash equivalents.

Shares must be tendered prior to the expiration of the offer, and tenders of existing shares may be withdrawn at any time on or prior to the expiration of the offer.  Withdrawn shares will be returned to stockholders in accordance with the terms of the offer.  The tender offer is not conditioned on any minimum number of shares being tendered.  However, the tender offer is subject to customary conditions.

B. Riley & Co., LLC is acting as the Company’s financial advisor and will act as the Information Agent for the offering.  The Depositary will be StockTrans, Inc.

The modified Dutch Auction would allow the Company’s stockholders to tender some or all of their shares at a price within the specified range and to do so without incurring any brokerage fees or commissions.  Based on the number of shares tendered and the prices specified by the tendering stockholders, the Company will determine the lowest price per share within the range that will enable it to purchase up to 1,750,000 shares, or such lesser aggregate amount of its shares that is properly tendered. All shares accepted in the tender offer will be purchased at the same price per share even if a stockholder tendered at a lower price. The Company reserves the right in the tender offer to purchase up to an additional 2% of its shares outstanding. The Company currently has approximately 9,158,343 shares outstanding.

The Company’s executive management team and its Board of Directors are not participating in the tender offer.

The terms and conditions of the offer are as set forth in the offer to purchase, letter of transmittal and related documentation and will be distributed to holders of the Company’s shares and filed with the Securities and Exchange Commission (“SEC”) today. A copy of the offering documents may be obtained from B. Riley & Co., LLC, the Information Agent for the offering.  B. Riley & Co., LLC’s telephone number is (800) 494-7354 and email is corpfin@brileyco.com.  Please contact B. Riley & Co., LLC with any questions regarding the offering.  Neither the Company, its Board of Directors, the Information Agent nor the Depositary is making any recommendation to stockholders as to whether to participate in the offer.

Stockholders are urged to read the relevant tender offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares.  The tender offer materials will be available for free at the SEC’s website at http://www.sec.gov. In addition, the Company’s stockholders will be able to obtain a free copy of these documents from the Information Agent as noted above.  This press release itself is not intended to constitute an offer or solicitation to buy or exchange securities in the Company, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

In addition to the offer to purchase, the related letter of transmittal and certain other offer documents, the Company files annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read and copy any reports, statements or other information filed by the Company at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  The Company’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

About Collectors Universe

Collectors Universe, Inc. is a leading provider of value added services to the high-value collectibles markets.  The Company authenticates and grades collectible coins, sports cards, autographs and stamps. The Company also compiles and publishes authoritative information about United States and world coins, collectible trading cards and sports memorabilia and collectible stamps and operates its CCE dealer-to-dealer Internet bid-ask market for certified coins and its Expos trade show and conventions business. This information is accessible to collectors and dealers at the Company's website, http://www.collectors.com, and is also published in print.

Forward-Looking Statements

This news release contains statements regarding our expectations, beliefs or views about our future financial performance, which constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of words such as "believe," "expect," "anticipate," "intend," "plan," "estimate," "project," or future or conditional verbs such as "will," "would," "should," "could," or "may."

Due to a number of risks and uncertainties to which our business is subject, our future financial performance may differ, possibly significantly, from our expected financial performance as set forth in the forward looking statements contained in this news release.  Information regarding those risks and uncertainties, and their possible impact on our future financial performance, include, but are not limited to, the risk that economic conditions in the United States will not improve for some time and may even deteriorate further, which could result in further reductions in the demand for our collectible grading services and, consequently, in our revenues; the risk that our strategy to offer new services in our continuing markets will not be successful in enabling us to improve our profitability or may even cause us to incur significant losses; and the risk that the commercial real estate market in New York City will deteriorate further, in which case we may not be able to sublease the offices and laboratory facilities in New York City within the time period and for the rents currently expected, causing our rental payment obligations to be significantly higher than currently expected.

Additional information regarding these risks and information regarding other risks and uncertainties to which our business is subject is contained in our Annual Report on Form 10-K for our fiscal year ended June 30, 2008 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 filed with the Securities and Exchange Commission.  Due to these risks and uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements contained in this news release or in that Annual Report, which speak only as of their respective dates.  We also disclaim any obligation to update or revise any of the forward-looking statements as a result of new information, future events or otherwise, except as may be required by law or NASDAQ rules.

Contact:
Joseph Wallace
Chief Financial Officer
Collectors Universe
949-567-1245
Email: jwallace@collectors.com